JCDecaux

02055991

82-34631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

November 5, 2002

SUPPL

File 82-5247
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Dear Sir, Dear Madam,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- JCDecaux's press release on its Revenues for the first nine months of 2002 that JCDecaux SA is required to make public pursuant to French regulations,
- Press release of October 24, 2002 about the full control by JCDecaux of outdoor businesses in Czech Republic and Slovakia.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

dlw 11/26

FILE 82-5247

JCDecaux

JCDECAUX ANNOUNCES REVENUES FOR THE FIRST NINE MONTHS 2002 UP 1.9%

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

28 October 2002 – JCDecaux SA (Euronext Paris: DEC) today announced its revenues for the nine months ended September 30, 2002, reporting a 1.9% increase to €1,137.2 million compared to the same period last year. Although the advertising environment remained challenging, Street Furniture continued to show resilient organic growth. Excluding acquisitions, organic revenues decreased by 1.2% to €1,102.0 million; adjusting for currency, organic revenues decreased by 0.7% over the first nine months.

Third quarter revenues declined by 0.9% to €357.3 million. Excluding acquisitions, third quarter organic revenues decreased by 1.8%. Currency movements had a particular effect on third quarter revenues as the Group operates in countries (USA, Hong-Kong, Singapore, UK, Argentina and Uruguay) where currencies significantly weakened against the Euro during the period. Adjusting for currency, third quarter organic revenues increased by 0.2%.

REPORTED	2002				Revenue Growth (%)	
(€m)	Q1	Q2	**Q3**	**9 months**	Q3 02/01	**9 months 02/01**
Street Furniture	198.8	218.4	**182.7**	**599.9**	2.8%	**4.3%**
Billboard	93.2	125.0	**104.6**	**322.8**	5.7%	**8.3%**
Transport	66.6	77.9	**70.0**	**214.5**	-16.5%	**-11.5%**
Total Group	**358.6**	**421.3**	**357.3**	**1,137.2**	**-0.9%**	**+1.9%**

ORGANIC	2002				Revenue Growth (%)	
(€m)	Q1	Q2	**Q3**	**9 months**	Q3 02/01	**9 months 02/01**
Street Furniture	194.6	218.4	**182.7**	**595.7**	2.8%	**3.6%**
Billboard	79.0	122.9	**102.0**	**303.9**	3.1%	**2.0%**
Transport	61.6	71.7	**69.1**	**202.4**	-17.5%	**-16.5%**
Total Group	**335.2**	**413.0**	**353.8**	**1,102.0**	**-1.8%**	**-1.2%**

Q3 2002 Revenues

Street Furniture revenues increased by 2.8% to €182.7 million in the third quarter from €177.7 million in the same period last year, reflecting good resilience in the European markets, including France, and strong growth in the new street furniture business in the US. There were no acquisitions in the quarter. Adjusting for currency, the organic growth rate in Street Furniture was 4.3%.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Billboard revenues rose by 5.7% to €104.6 million, with the business in the UK, Central Europe and Italy continuing to outperform the market. Excluding acquisitions, organic Billboard revenues grew by 3.1% at €102.0 million. Adjusting for currency, organic Billboard revenues grew by 3.5%.

Transport revenues declined by 16.5% to €70.0 million, with business in the US being particularly difficult. On an organic basis, Transport revenues were down 17.5% at €69.1 million. Adjusting for currency, organic revenues in Transport declined by 12.8%.

Commenting on the results, Jean-Charles Decaux, Chairman of the Board and Co-Chief Executive Officer, said:

"Our nine months revenues highlight the continued resilience, despite challenging advertising conditions, of our street furniture business - which continued to grow in the latest quarter despite a very strong performance in the third quarter of last year (+10.9%). In the third quarter, the billboard business posted a strong performance in the UK, Central Europe and Italy. In Transport, we continued to see a difficult environment.

"As we stated at our interim results, we expect Group revenues in the second half of 2002 to be broadly in line with that achieved in the first half, with Street Furniture sustaining its resilient organic growth throughout the remainder of the year. We can also reaffirm that the Company expects to report a slight increase in its 2002 EBITDA compared to last year.

We expect market conditions as we enter 2003 to remain challenging and it is difficult to assess when we will see a clear improvement in advertising. However, we are well placed to benefit when general advertising expenditure increases once again. »

Key Information on the Group:
- Listed on Euronext Paris ; part of the SBF 120 index
- 2001 sales of €1.5 billion
- N°1 worldwide in street furniture with 283,000 panels
- N°1 worldwide in airport advertising, with 154 airports and 142,000 Transport panels
- N°1 in Europe for billboards with 191,000 panels
- 616,000 advertising faces in 40 countries
- 7,400 employees worldwide
- Present in 3,300 cities with over 10,000 inhabitants

For more information, contact:

Press Relations
Raphaele Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
Raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

FILE 82-5247

JCDecaux

JCDECAUX TAKES FULL CONTROL OF OUTDOOR BUSINESSES IN CZECH REPUBLIC AND SLOVAKIA

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

24 October 2002 – JCDecaux SA (Euronext Paris: DEC), - a world leader in outdoor advertising and the largest outdoor group in Europe, announced today that it has purchased, through its Austrian subsidiary, Gewista, the remaining minority interests in two outdoor advertising companies in the Czech Republic and in Slovakia. The companies manage billboard and transport advertising, including that for subway, tram and bus advertising in Prague. These interests were bought from Affichage Holding, in which JCDecaux has a 30% interest, and German outdoor advertising company DSM, at a price slightly above 5x the expected EBITDA for 2002. Acquiring these interests will give JCDecaux full control of the two companies and allow it to rationalise and improve the profitability of both.

JCDecaux, through Gewista, will continue to develop its outdoor advertising businesses in the Eastern European countries of Hungary, Slovenia, Croatia, Bosnia, Yugoslavia and Bulgaria, in partnership with Affichage Holding.

Commenting Jean-François Decaux, Co-CEO of JCDecaux, said: *"The purchase of these minority interests is consistent with the Group's acquisition strategy in Europe. We will be able to accelerate the growth and implement the synergies among the various companies that we recently acquired in Central Europe, where we see good opportunities for growth".*

Key Figures for the JCDecaux Group:
- *Listed on Euronext Paris ; part of the SBF 120 index*
- *2001 sales of 1.5 billion euros*
- *N°1 worldwide in street furniture (283 000 panels)*
- *N°1 worldwide in airport advertising (142 000 transport panels)*
- *N°1 in Europe for billboards (191 000 panels)*
- *616 000 advertising panels in 40 countries*
- *7,300 employees*
- *Present in 3,300 cities with over 10,000 inhabitants*

Press Relations
Raphaële Rabatel
Tel: +33 (0) 1.30.79.34.99
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tel: +33 (0) 1.30 79 79 93
cecile.prevot@jcdecaux.fr